October 20, 2010
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: China Enterprises Limited
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 30, 2010
File No. 1-12126
Dear Mr. Gilmore:
China Enterprises Limited (the “Issuer” or the “Company”) is in receipt of the letter from the staff of the Securities and Exchange Commission dated September 24, 2010. Please allow this letter to serve as a notification that the Company intends to respond to this letter no later than November 5, 2010.
Comments or questions regarding the above should be directed to the undersigned at 011-852-2372-0620 (facsimile) or 011-852-3151-0300 (telephone).
With best regards,
/s/ Chow Chun Man, Jimmy
     CHOW CHUN MAN, JIMMY
     Chief Financial Officer
     China Enterprises Limited